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    As filed with the Securities and Exchange Commission on March 20, 1997
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                         SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM N-8B-2

                                   FILE NO. 811-0810

                   REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                           Pursuant to Section 8(b) of the
                            Investment Company Act of 1940

                                  NUVEEN UNIT TRUSTS
                (and Subsequent Trusts and Similar Series of Trusts)

                 NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

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I. ORGANIZATION AND GENERAL INFORMATION

   1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

                   Nuveen Unit Trusts.

                   The Trust has no Internal Revenue Service
                   Employer Identification Number

      (b) Furnish title of each class or series of securities issued by the trust.

                      CERTIFICATE OF OWNERSHIP

                          -- evidencing --

                       An Undivided Interest

                           -- in the --

           NUVEEN UNIT TRUSTS, SERIES 1 (OR SUBSEQUENT SERIES)* (the "TRUST")

   2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         John Nuveen & Co. Incorporated (the "DEPOSITOR" or "EVALUATOR") 333 West Wacker Drive
         Chicago, Illinois  60606-1286

         Internal Revenue Service Employer Identification
         Number is: 36-2639476
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*Or appropriate subsequent Series designation which may use a name different from Nuveen Unit Trusts.




                                  -2-


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   3. Furnish name and principal business address and zip code and the
      Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         The Chase Manhattan Bank (the "TRUSTEE")
         4 New York Plaza
         New York, New York 10004-2413

         Internal Revenue Service Employer Identification
         Number is: 13-2633612

   4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

          None at the date hereof. It is expected that a group of dealers will be formed to distribute securities of each series of the Trust. The principal underwriter will be the Depositor, John Nuveen & Co. Incorporated (36-2639476), 333 West Wacker Drive, Chicago,
          Illinois 60606-1286.

    5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

           State of New York.

    6. (a) Furnish the date of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

               The form of indenture and agreements (the "TRUST AGREEMENT") proposed to be entered into between John Nuveen & Co., Incorporated, as Depositor and Evaluator, and The Chase Manhattan Bank, as Trustee, under the terms of which the Trusts for Series 1 and subsequent series will be created and the securities for Series 1 and subsequent series described in Item 1(b) will be issued, is filed as Exhibit A(1) hereto. It is expected that the Trust Agreements for Series 1 and subsequent series will be entered into immediately prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act of 1933 filed for each Series of Nuveen Unit Trusts, and the securities comprising the portfolio will be listed in the Trust Agreement and in the prospectus, and said securities will not be selected until at or about the date of their deposit. The Trust Agreement provides (or will provide) that in no event shall the Trust continue beyond December 31 of the year following the fiftieth anniversary of the execution of the Trust Agreement.

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       (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

               None, except as set forth in Item 6(a).

   7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

       Former Name                                   :Approximate Date of Change

               None.

   8.  State the date on which the fiscal year of the trust ends.

           The fiscal year end for each Trust will vary based upon the type of securities which comprise such Trust's portfolio and such Trust's date of deposit.

MATERIAL LITIGATION

    9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

             None.

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II.   GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

      GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

  10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a) Whether the securities are of the registered or bearer type.

             Registered.

      (b) Whether the securities are of the cumulative or distributive type.

             Distributive.

      (c) The rights of security holders with respect to withdrawal or redemption.

             See answer to Item (d), below.

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.


          Security holders ("UNITHOLDERS") may redeem securities issued by the Trust ("UNITS") at any time. Redemption shall generally be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE"), but in no case later than seven calendar days following such Redemption Date, by payment of cash equivalent to the redemption price for such Trust multiplied by the number of units being redeemed. With respect to certain Trusts, Unitholders may be permitted to request an in-kind distribution of a pro rata portion of underlying securities represented by the Units. The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange, or any applicable foreign securities exchange, is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. After the initial offering, while not obligated to do so, the Depositor intends to, and certain of the dealers may, subject to change any time, maintain a market for Units of the Trusts and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate value of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement, if applicable.

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          Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate, by presenting and surrendering such Certificates to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

      (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

             Not applicable.

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the Trust's securities or the underlying securities and the relationship of such persons to the Trust.

          Each of the Trusts will be created under the laws of the State of New York pursuant to a Trust Agreement dated the initial date of deposit of the Trust between the Depositor and Trustee. The Trust Agreements may be amended by the Trustee and the Depositor without the consent of any of the Unitholders (a) to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision contained therein; or (b) to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interests of the Unitholders; provided, however, that the parties thereto may not amend a Trust Agreement so as to (1) increase the number of Units issuable thereunder except as provided in the Trust Agreement or (2) except as provided in the Trust Agreement, permit the deposit or acquisition thereunder of securities either in addition to or in substitution for any of the securities initially deposited in the Trust.

          No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust. Nor shall any Unitholders have the right to vote any voting securities, if any, contained in a Trust's portfolio.

          The information set forth above has been derived from statements in Exhibit D filed herewith under the captions "Other
          Information--Amendment of Indenture" and "Other
          Information--Termination of Indenture" in Prospectus Part B.

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     (g)  Whether security holders must be given notice of any change in:

          (1) the composition of the assets in the trust.

                Yes.

          (2) the terms and conditions of the securities issued by the trust.

                Yes.

          (3) the provisions of any indenture or agreement of the trust.

                Yes.

          (4) the identity of the depositor, trustee or custodian.

                Yes.

    (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1) the composition of the assets of the trust.

                 No.

          (2) the terms and conditions of the securities issued by the trust.

                 Reference is made to the information provided in answer to
                 Item 10(f) above.

          (3) the provisions of any indenture or agreement of the trust.

                 Reference is made to the information provided in answer to
                 Item 10(f) above.

          (4) the identity of the depositor, trustee or custodian.

                 No.

    (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

                 None.

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INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

  11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

          Each Trust may consist of common stocks, preferred stocks, securities issued by other investment companies, bonds, notes, other fixed income securities, other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by corporations or other business organizations, investment companies or individual states of the United States of America or the United States of America or any agency or instrumentality thereof (plus Contract Obligations, Replacement Securities, Replacement Contract Obligations, additional Securities and Substitute Securities, if any) (collectively referred to herein as the "SECURITIES"), all undistributed interest or dividend income received or accrued thereon and any undistributed cash realized from the sale, redemption or other disposition of the Securities deposited in the Trust.

  12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

       (a) Name of company.

       (b) Name and principal business address of depositor.

       (c) Name and principal business address of trustee or custodian.

       (d) Name and principal business address of principal underwriter.

       (e) The period during which the securities of such company have been the underlying securities.

               Not applicable.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

  13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

           (A) the nature of such load, fee, expense or charge;

           (B) the amount thereof;

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           (C) the name of the person to whom such amounts are paid and his relationship to the trust; and

           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

           Units of the Trusts are offered at the public offering price thereof. During the initial offering period, the public offering price per Unit is equal to the aggregate value of the Securities in the respective Trust, plus the applicable sales charge set forth in "Expense Information" in Prospectus Part A and in "Public Offering Price" in Part B of the Trust's prospectus, in each case adding to the total thereof cash held by the Trust, if any, divided by the number of outstanding Units of such Trust. The public offering price for secondary market transactions is based on the aggregate value of the Securities in a Trust, plus the applicable sales charge referred to in Part A of the Trust's prospectus. The sales load paid per unit will be remitted to the Depositor. The sales load is expected to vary from Trust to Trust depending upon the type of underlying securities included in a Trust's portfolio and a Trust's maturity and may include a front end sales charge, deferred sales charge or a combination thereof.

           The aggregate value of Securities which are debt obligations will generally be computed the offering side evaluations of such Securities during the initial offering period and the bid side evaluations of such Securities for secondary market transactions. The aggregate value of Securities which are equity securities (including securities of investment companies listed on a securities exchange) during the initial offering period will generally be determined in the following manner: if such Securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices; if such Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). For secondary market transactions, the aggregate value of such Securities will generally be computed in the same manner as during the initial offering period and will be based on the closing sales or bid prices on the related securities market. The aggregate value of Securities which are issued by other investment companies and not listed on a securities exchange will generally be based on the last available net asset value calculation during the initial offering period and for secondary market transactions. The initial offering period for a Trust will last until such time as the total number of Units created are sold.

                                  -9-
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           Units will be sold through dealers who are members of the National
           Association of Security Dealers, Inc., and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make Units of Trusts available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the Banks.

           The Depositor will receive gross sales charges equal to a percentage of the public offering price and will pay a fixed portion of such sales charges to dealers and agents. In addition, the Depositor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to a Trust, which will generally be based on the offering side evaluation of debt obligations or the closing sale or ask prices of equity securities. The Depositor may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Depositor was a member. The Depositor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

           The Depositor may charge the Trust a portfolio surveillance fee for services performed for monitoring the underlying securities of the Trusts but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor provides portfolio surveillance, exceed the aggregate cost to the Depositor for providing such services.

           The Trustee will receive an annual fee for its services generally based on the largest aggregate principal amount of the Securities in a Trust at any time during the period. Funds that are available for future distributions, redemptions and payments of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal Trust procedures.

           For providing evaluations of Securities in each Trust, the Depositor, in its capacity as Evaluator, shall receive a fee, payable monthly, based upon the largest aggregate principal amount of Securities in any such Trust at any time during such monthly period but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor provides evaluations of Securities, exceed the aggregate cost to the Depositor for providing such services.

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           The Trustee's, Evaluator's and Depositor's Surveillance fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled All Services Less Rent of Shelter, published by the U.S. Department of Labor or any equivalent index substituted therefor. In addition, the Trustee's Fees may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

           Expenses incurred in establishing a Trust, including the cost of initial preparation of documents relating to the Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other non-material out-of-pocket expenses, may be paid in whole or in part by the Trust and amortized over the lesser of five years or the life of the Trust.

              The information set forth above has been extracted from statements in Exhibit D filed herewith under the caption "Performance Information and Expense Information" in Prospectus Part A and under the captions "Public Offering Price," "Distribution of Units to the Public," "Trust Operating Expenses," "Accumulation Plan" and "Unit Value and Evaluation" in Prospectus Part B.

      (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

               Not applicable.

      (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                                  -11-
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              A reduced sales charge resulting from quantity discounts
              (including purchases made subject to a binding letter of intent) will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a single Trust will be aggregated with concurrent purchases of any other Trust or of shares of any open-end management investment company of which the Depositor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of an individual and his or her spouse and children under 21 years of age ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased without a sales charge by officers or directors and by bona fide, full-time employees of Depositor and its affiliates, including in each case these individuals and their immediate family members (as defined above). A reduced sales charge will also be allowed to certain investors who are members of a class as will be set forth in Part A of the Prospectus.

              Units may be purchased during the initial offering period at reduced sales charges by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. In addition, such investors may purchase Units in the secondary market at the public offering price minus the concession the Depositor typically allows to brokers and dealers.

              The amounts of any such reductions, when determined, will appear in the prospectus under the caption "Public Offering Price" in Prospectus Part B.

              The information set forth above has been extracted from statements in Exhibit D filed herewith under the caption "Expense Information" in Prospectus Part A and under the captions "Public Offering Price" and "Distribution of Units to the Public" in Prospectus Part B.

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      (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

               Reference is made to the information provided in answer to
               Item 13(c) above.

      (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

              The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 1% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

              For additional information concerning these matters, reference is made to the answer to Item 13(a).

      (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

              Certain Unitholders of a Trust may elect to have distributions of principal (including capital gains, if any) or interest/dividends or both automatically invested without charge in shares of certain mutual funds which are registered in such Unitholder's state of residence and are distributed by the Depositor.

              Reference is made to the information provided in answer to Item 13(a) for further information.

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     (g)  State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

               Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

  14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Each of the Trusts will be created under the laws of the State of New York pursuant to a Trust Agreement dated the initial date of deposit of the Trust between the Depositor and Trustee. On the initial date of deposit, the Depositor will deliver to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts. In exchange for the Securities so deposited, the Trustee will deliver to the Depositor documentation evidencing the ownership of that number of Units set forth in the prospectus for such Trust. Each Trust will initially consist of delivery statements (I.E., contracts) to purchase obligations. The Depositor has a limited right of substitution for such Securities in the event of a failed contract.

 15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Reference is made to the information provided in answer to
               Item 13(a).

 16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               On the initial deposit on the initial date of deposit, the
              Depositor will deliver to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts. In exchange for the Securities so deposited, the Trustee will deliver to the Depositor documentation evidencing the ownership of that number of Units set forth in the prospectus for such Trust. Each Trust will initially consist of delivery statements (I.E., contracts) to purchase Securities. The Depositor has a limited right of substitution for such Securities in the event of a failed contract. Additional Units of a Trust may be issued from time to time following the initial date of deposit by depositing in such Trust additional Securities or contracts for the purchase thereof together with cash or irrevocable letters of credit, or cash (which may include a letter of credit) with instructions for the Trustee to purchase Securities on behalf of such Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Depositor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Depositor may continue to make additional deposits of Securities or cash, with instructions to purchase Securities for deposit into a Trust, following the initial date of deposit, PROVIDED that such additional deposits will generally be in amounts which will maintain the same proportionate relationship among the Securities in such Trust established on the initial date of deposit of the Securities.

              The Depositor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except as provided in the related Trust Agreement. Thus, with the exception of redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with certain Series), the assets of the Trust will remain unchanged under normal circumstances.

              The Depositor may direct the Trustee to dispose of Securities, the value of which has been affected by certain adverse events, including the institution of certain legal proceedings or the occurrence of other market or credit factors, including an advanced refunding, so that in the opinion of the Depositor the retention of such Securities in the Trust would be detrimental to the interest of Unitholders. Such Securities will not, however, be sold to take advantage of fluctuations in market price. In addition, the Depositor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that certain Series continue to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid imposition of any excise tax on a Trust as a regulated investment company. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Capital Account of such Trust for distribution to Unitholders.

              The Depositor is required to instruct the Trustee to reject any offer made by any issuers of Securities to issue new securities or property in exchange or substitution for any of such Securities pursuant to a refunding financing plan, merger or other transaction, except that the Depositor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Depositor may deem proper if
              (i) the issuer is in default with respect to such Securities, or (ii) in the written opinion of the Depositor, the issuer will probably default with respect to such Securities in the reasonably foreseeable future. Any security or property received in exchange or substitution will be sold or held by the Trustee pursuant to the direction of the Depositor subject to the terms and conditions of the Trust Agreement. In addition, the Trustee may sell Securities, designated by the Depositor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

                    For additional information concerning these matters, reference is made to information provided in answer to
                    Item 11 above.

  17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

       (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the Trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

       (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

              A Unitholder who does not dispose of Units in the secondary market (as described in response to Item 10(d) above) may cause Units to be redeemed by the Trustee by making a written request to the Trustee, and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Redemption shall generally be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE"), but in no case later than seven calendar days following such Redemption Date, by payment of cash equivalent to the Redemption Price for such Trust (determined as set forth in response to Item 46(a) below), as of the evaluation time stated in the Trust's prospectus, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the Trust extinguished.

              Any amounts paid on redemption representing interest shall be withdrawn from the Income Account for such Trust, to the extent that funds are available for such purpose, then from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust.

              Reference is made to the statements in answer to Item 10(d) above for additional information.

  18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Interest or dividends received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Income Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest or dividend payments on the Securities comprising the Trust. Since interest or dividends usually are paid quarterly or semi-annually (monthly in the case of GNMA Securities), during the initial months of the Trust, the Income Account of each Trust, consisting of accrued but uncollected interest or dividends and collected interest or dividends (cash), will be predominantly the uncollected accrued interest or dividends that is not available for distribution. Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Depositor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each income distribution date (the fifteenth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding record date (which is the first day of each month).

              In connection with GNMA Trusts only, the terms of the Ginnie Mae Securities provide for payment to the holders thereof (including a GNMA Trust) on the 15th day of each month of amounts collected by or due to the Issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Trust on the Securities therein as it becomes payable and credit such interest to a separate Income Account for such GNMA Trust created by the Trust Agreement. Distributions will be made to each Unitholder of record of a GNMA Trust on the appropriate distribution date and will consist of an amount substantially equal to each Unitholders pro rata share of the cash balances, if any, in the Income Account and the Principal Account of such GNMA Trust, computed as of the close of business or the preceding record date.

       (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Unitholders of a Trust may elect to have distributions of principal (including capital gains, if any) or interest/dividends or both automatically invested without charge in shares of certain mutual funds which are registered in such Unitholder's state of residence and are distributed the Depositor or an affiliate of the Depositor. In addition, Unitholders of certain Trusts may elect to have distributions of principal (including capital gains, if any) or interest/dividends or both automatically invested in additional Units of such Trusts either without charge or subject to a reduced sales charge.

       (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

              The Trustee may withdraw from the Principal Account or the Income Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account upon a determination by the Trustee that such reserve amounts are no longer necessary.

       (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               Not applicable.

 19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

              In accordance with the Trust Agreements, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such books and records shall include the name and address of, and the number of Units of a Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

              With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

              The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Depositor, unless the Depositor determines that such an audit would not be in the best interest of the Unitholders of such Trusts. The accountant's report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was the Unitholder of the Trust, a statement, covering the calendar year, setting forth the applicable Trust:

         (a) As to the Income Account: (1) the amount of interest or dividends received on the Securities; (2) the amount paid from the Income Account representing accrued interest of any Units redeemed; (3) the deductibles from the Income Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Evaluator, and, if any, of bond counsel; (4) any amounts credited by the Trustee to the Reserve Account; (5) the net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

         (b) As to the Capital Account: (1) the dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Income Account; (2) the amount paid from the Capital Account representing the principal of any Units redeemed; (3) the deductions from the Capital Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Evaluator, and, if any, of bond counsel; (4) the amount of when issued interest treated as a return of capital, if any; (5) any amounts credited by the Trustee to the Reserve Account; and (6) the net amount remaining after distributions of principal and deductions expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

         (c) The following information: (1) a list of the Securities as of the last business day of such calendar year; (2) the number of Units outstanding on the last business day of such calendar year; (3) the redemption price based on the last evaluation made during such calendar year; and (4) the amount actually distributed during such calendar year from the Interest and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for each such distribution.

 20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a) Amendments to such indenture or agreement.

              Reference is made to the information provided in answer to Item 10(f) above.

      (b) The extension or termination of such indenture or agreement.

              Reference is made to the information provided in answer to Item 10(f) above.

      (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               See Item 20(d).

      (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               The Depositor upon receiving notice of resignation of the
              Trustee is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or is adjudged a bankruptcy or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. Notice of such removal and appointment shall be mailed to each Unitholder by the Depositor. Upon the execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

      (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

              Reference is made to the information provided in answer to Item 20(f) below.

      (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

              If at any time the Depositor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting and shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may: (a) appoint a successor Depositor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.

              The Depositor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from taking any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own negligence, bad faith or willful misconduct. The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

 21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

              Not applicable.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

          (1) The name of each person who makes such agreements or arrangements with security holders.

          (2) The rate of interest payable on such loans.

          (3) The period for which loans may be made.

          (4) Costs or charges for default in repayment at maturity.

          (5) Other material provisions of the agreement or arrangement.

               Not applicable.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not applicable.

 22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     The Depositor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own negligence, bad faith or willful misconduct. The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities. The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys from Securities or Certificates except by reason of its own negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Depositor has failed to act, the Trustee may act and shall not be liable for any action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee. The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the act or receipt thereof The Trust Agreements provide that the determinations made by the Evaluator shall be in good faith upon the basis of the best information available to it, PROVIDED, HOWEVER, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its negligence, lack of good faith or willful misconduct.

 23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         None.

 24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

     John Nuveen & Co. Incorporated, the Depositor, also serves as Evaluator for the Trusts. For the evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of an annual rate set forth under "Expense Information" in Prospectus Part A, based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

 25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     John Nuveen & Co. Incorporated ("NUVEEN") was founded in 1898 and is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961, Nuveen began sponsoring the Nuveen Tax-Free Unit Trust and since that time has issued more than $36 billion in tax-exempt unit trusts, including over $12 billion in tax-exempt insured unit trusts. In addition, Nuveen open-end and closed-end funds held approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St.
     Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). Nuveen maintains 11 regional offices.

 26. (a) Furnish the following information with respect to all fees received by the Depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

              Not applicable, as no fees have been received by the Depositor of the Trusts in connection with the exercise of any functions or duties concerning Securities of the Trust.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

         (1) The nature of such fee or participation.

         (2) The name of the person making payment.

         (3) The nature of the services rendered in consideration for such fee or participation.

         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

               Not applicable, as no fees have been received by the Depositor of the Trusts from any underlying investment company or any affiliated person or investment advisor of such company.

 27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has caused to act in such named capacities, state the date of and circumstances surrounding such cessation.

               Reference is made to the information provided in answer to Items 16, 24 and 25.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

 28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                               AS AT MARCH 14, 1997
         ----------------------------------------------------------------------
         Name and principal     :   Nature of relationship or affiliation with
         business address       :   Depositor of the Trust
         ----------------------------------------------------------------------

                                Reference is made to Exhibit E attached hereto.

                   Ownership of all securities of the Sponsor:

              100% of the voting securities of the Sponsor are owned by The John Nuveen Company, which, in turn is approximately 78% owned by The St. Paul Companies, Inc.

                   Ownership of all securities of the trust:

              None at date hereof.

                   Other companies of which each of the persons named above is presently an officer, director or partner.

         ----------------------------------------------------------------------
         Name and principal  :                         :  Nature of affiliaton
         business address of :  Nature of business of  :  with such other such
         other company       :  such other company     :  company
         ----------------------------------------------------------------------

                    Reference is made to Exhibit E attached hereto.

    (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the Sponsor.

         ----------------------------------------------------------------------
         Name and principal  :                         :  Nature of affiliaton
         business address of :  Nature of business of  :  with such other such
         other company       :  such other company     :  company
         ----------------------------------------------------------------------

                    Reference is made to Exhibit E attached hereto.

 29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

              Reference is made to the information provided in answer to
              Item 28(a) above.

CONTROLLING PERSONS

 30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

              None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

     COMPENSATION OF OFFICERS OF DEPOSITOR

 31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

              Not applicable.

COMPENSATION OF DIRECTORS

 32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) The aggregate direct remuneration to directors; and

     (b) Indirectly or through subsidiaries to directors.

              Not applicable.

COMPENSATION TO EMPLOYEES

 33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and
         (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable.

COMPENSATION TO OTHER PERSONS

 34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

              Not applicable.

IV.   DISTRIBUTION AND REDEMPTION OF SECURITIES

      DISTRIBUTION OF SECURITIES

 35. Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discounted, indicating by appropriate letter the status with respect to each state.

     (A) No sales of the Trust's securities are currently being made.

     (B) The Depositor intends to qualify the Units for sale in a number of states. The names of such states have not been determined but will be as of the initial date of deposit of the Trusts.

     (C) None.

 36. If sales of the trust's securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

             Not applicable.

 37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc.
         and which denial was subsequently rescinded.

         (1) Name of officer, agency or body.

         (2) Date of denial.

         (3) Brief statement of reason given for denial.

               Not applicable.

    (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

         (1) Name of officer, agency or body.

         (2) Date of revocation.

         (3) Brief statement of reason given for revocation.

                Not applicable.

 38. (a) Furnish a general description of the method of distribution of securities of the trust.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

     Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus for the Trusts. Certain commercial banks may make Units of the Trusts available to their customers on an agency basis. The Depositor reserves the right to change the dealer discounts set forth in the prospectus from time to time. In addition to such discounts, the Depositor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment Trusts created by the Depositor. The difference between the discount and the sales charge will be retained by the Depositor.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

 39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

              Reference is made to the answer to Item 25 above.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

              See Item 39(a).

 40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable, as no fees have been received by the principal underwriter of the Trust in connection with the exercise of any functions concerning securities of the Trust during the period in question.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.

         (1) The nature of such fee or participation.

         (2) The name of the person making payment.

         (3) The nature of the services rendered in consideration for such fee or participation.

         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

 41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               Reference is made to the information provided in answer to
               Item 27 above.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable.

 42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

               Not applicable.

 43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

               Not applicable.

OFFERING PRICES OF ACQUISITION VALUATION OF SECURITIES OF THE TRUST

 44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

         (1) The source of quotations used to determine the value of portfolio securities.

         (2) Whether opening, closing, bid, asked or any other price is used.

         (3) Whether price is as of the day of sale or as of any other time.

         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

         (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

         (6) Whether adjustments are made for fractions:

             (i)  before adding distributor's compensation (load) and

             (ii) after adding distributor's compensation (load).

                  Reference is made to the information stated in answer to
                  Item 10(d) above, as well as to the answer to Item 13(a).

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

              Not applicable.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

              Reference is made to the statements in answer to Item 13(c).

 45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a) By whose action redemption rights were suspended.

     (b) The number of days' notice given to security holders prior to suspension of redemption rights.

     (c) Reason for suspension.

     (d) Period during which suspension was in effect.

             Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

 46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

         (1) The source of quotations used to determine the value of portfolio securities.

         (2) Whether opening, closing, bid, asked or any other price is used.

         (3) Whether price is as of the date of sale or as of any other time.

         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

         (6) Whether adjustments are made for fractions.

     Redemption shall generally be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE"), but in no case later than seven calendar days following such Redemption Date, by payment of cash equivalent to the redemption price for such Trust, as set forth below, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the Trust extinguished.

     The redemption price for Units of each Trust is computed by the Evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a Unit for redemption and on any other business day desired by:

     (a) adding:

         (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities;

         (2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of the bid side evaluation for debt obligations, on the basis of the closing sale or bid prices for equity securities and on the basis of the net asset values for securities issued by investment companies (reference is made to the information provided in answer to Items 13(a) and 44(a) above); and

         (3) interest accrued and unpaid on Securities in the Trust as of the date of computation;

     (b) deducting therefrom:

         (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described in Item 18(c);

         (2) an amount representing estimated accrued expenses of the Trust including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Depositor and Bond Counsel, if any;

         (3) cash held for distribution to Unitholders of record as of the business day prior to the evaluation being made; and

         (4) other liabilities incurred by the Trust; and

     (c) finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return.

     (d) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

             Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

 47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.
     State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

           Reference is made to information provided in answer to Items 10(d), 44 and 46 above.

VI.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

 48. Furnish the following information as to each trustee or custodian of the trust:

     (a) Name and principal business address.

     (b) Form of organization.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     (d) Name of governmental supervising or examining authority.

     The Trustee is The Chase Manhattan Bank, a national banking association with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004-2413. The Trustee is subject to supervision by the Comptroller of Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System

 49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          Reference is made to the information provided in answer to
          Item 13(a).

 50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

           The fees and expenses owing to the Trustee are secured by a lien on the Trust.

           Reference is also made to the information provided in answer to Item 13(a).

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

 51. Furnish the following information with respect to insurance of holders of securities:

     (a) The name and address of the insurance company.

     (b) The types of policies and whether individual or group policies.

     (c) The types of risks insured and excluded.

     (d) The coverage of the policies.

     (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

     (f) The terms and manner of cancellation and of reinstatement.

     (g) The method of determining the amount of premium to be paid by holders of securities.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

              Not applicable.

VII. POLICY OF REGISTRANT

 52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

              Reference is made to the information provided in answer to
              Item 16 above.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

         (1) Title of security.

         (2) Date of elimination.

         (3) Reasons for elimination.

         (4) The use of the proceeds from the sale of the eliminated security.

         (5) Title of security substituted, if any.

         (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

         (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

         (1) The grounds for elimination and substitution.

         (2) The type of securities which may be substituted for any underlying security.

         (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

         (4) Whether such substituted securities may be the securities of another investment company.

         (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                    Reference is made to the information provided in answer to Item 16 above.

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                    Reference is made to the information provided in answer to Item 16 above.

REGULATED INVESTMENT COMPANY

 53. (a) State the taxable status of the trust.

         The Trusts will either be structured as grantor trusts or "regulated investment companies" for federal income tax purposes.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

              The Trust was not in existence during the last taxable year; however, some series of the Trust may elect to qualify as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954 (the "CODE"). Certain other series will be structured so that they are not associations taxable as corporations under the Code.

VIII. FINANCIAL AND STATISTICAL INFORMATION

 54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

               Not applicable since information relates to registrant's past 10 fiscal years.

     (Items 55, 56, 57 and 58 are inapplicable since they relate only to periodic payment plan certificates.)

                              FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF THE TRUST

Not Applicable.

FINANCIAL STATEMENTS OF THE DEPOSITOR

There shall be filed for each such person:

(1) A balance sheet as of the end of its last fiscal year.

(2) A profit and loss statement and a statement of surplus for the fiscal year ending as of the date of the balance sheet filed.

To be supplied by Amendment.

                                     EXHIBITS

The following Exhibits are filed herewith:

EXHIBIT A(1)(a)

    Form of Trust Agreement between John Nuveen & Co. Incorporated, as Depositor and Evaluator, and The Chase Manhattan Bank, as Trustee.

EXHIBIT A(1)(b)

    Form of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated, as Depositor and Evaluator, and The Chase Manhattan Bank, as Trustee.

EXHIBIT A(5)

    Form of Certificate of Beneficial Interest (included in Exhibit A(1)(a) filed herewith).

EXHIBIT A(6)

    Certificate of Incorporation and By-laws, as amended, of John Nuveen & Co. Incorporated. (Incorporated by reference to Form N-8B-2 (File No. 811-2198) filed on behalf of Nuveen Tax-Free Unit Trust, Series 37.)

EXHIBIT D

    Preliminary prospectus.

EXHIBIT E

    Information regarding Officers and Members of the Board of Directors of John Nuveen & Co. Incorporated.

EXHIBIT P

    Powers of attorney.

                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, JOHN NUVEEN & CO. INCORPORATED, the depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Chicago, and State of Illinois on the 20th day of March, 1997.

                                        NUVEEN UNIT TRUSTS

                                        BY JOHN NUVEEN & CO. INCORPORATED,
                                           Depositor

                                        By: Gifford R. Zimmerman
                                            -----------------------
                                        Title:  Vice President

(SEAL)

Attest: Morrison C. Warren
        ---------------------
Title:  Assistant Secretary